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                               May 23, 2023

       Philip Colton
       Shareholder
       Winthrop & Weinstine, P.A.
       225 S 6th Street
       Minneapolis, MN 55402

                                                        Re: AIR T, Inc.
                                                            Schedule TO-I filed
May 18, 2023
                                                            File No. 005-33793

       Dear Philip Colton:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Defined terms used herein have the same meaning as in your offer materials, unless otherwise noted.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-I filed May 18, 2023

       General

   1.                                                   We note your disclosure
that    the Exchange Offer is condition[ed] on the registration of the TruPS shares to be
delivered in the Exchange Offer with the Commission,    that the
                                                           registration
statement, upon filing, is incorporated herein by reference    and that
                                                           [s]tockholders will
receive a Prospectus with respect to the TruPS shares to be exchanged in the Exchange Offer
when available.    Similar disclosure appears elsewhere in your
                                                        offering materials. The
registration requirements of Section 5 of the Securities Act extend to both the offer and
the sale of securities; therefore, the registration statement registering the offer and sale of
the TruPS should have been filed and disseminated when the tender offer commenced to
avoid a Section 5 violation. Please advise how you intend to proceed.
   2. Refer to our last comment above. If you believe an exemption from the registration requirements of Section
5 is available, please identify the exemption in your response letter, describe the
facts you believe support your reliance on it, and provide a legal
 Philip Colton
Winthrop & Weinstine, P.A.
May 23, 2023
Page 2
         analysis explaining why the exemption applies including cites to applicable authority supporting your determination. We note that the issuer of the Common Shares and the
         TruPS are two different entities.
3. You are attempting to use a modified Dutch auction tender offer structure for an exchange offer, where both sets of securities are publicly traded and will fluctuate in value based on daily trading prices. In addition, the range in this modified Dutch auction is not less than
         1.05 and not more than 1.40 TruPS per Share. The .35 difference between the low and high ratios in the range represents a difference of over 25% above the lowest end of the range. We have concerns that the use of the modified Dutch auction structure in this context, and the range selected here, do not satisfy the requirements of Item 4 of Schedule
         TO and Item 1004(a) of Regulation M-A thereunder and may be confusing for shareholders. Please revise or advise.
        Our comments above focus on material structural issues with the Exchange Offer as currently structured. If and when the offer is revised to address these concerns, we will address disclosure-related issues with your offer materials. We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202)
551-8573.



FirstName LastNamePhilip Colton                                Sincerely,
Comapany NameWinthrop & Weinstine, P.A.
                                                               Division of
Corporation Finance
May 23, 2023 Page 2                                            Office of
Mergers & Acquisitions
FirstName LastName